Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:    336-436-4855          Shareholder Direct:  800-LAB-0401
            Pamela Sherry                              www.labcorp.com


LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- ANNOUNCES FIRST QUARTER RESULTS

Reports Record Profits Driven by Strong Sales;  Announces Two-for-
One Stock Split

Burlington, NC, April 23, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings LabCorp-Registered Trademark-) (NYSE:
LH) today announced results for the quarter ended March 31, 2001. Net sales were $525.4 million, operating income was $87.3 million, and net income was $43.5 million. This compares with net sales of $462.7 million, operating income of $57.4 million, and net income of $25.7 million in the first quarter of 2000. Diluted earnings per share for the quarter were $1.24, versus $0.75 for the comparable 2000 quarter. The 13.6 percent increase in net sales is the result of a 6.2 percent increase in volume and a 7.4 percent increase in price.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $110.3 million for the first quarter, or 21.0 percent of net sales, versus $78.3 million, or 16.9 percent of net sales, for the same period in 2000. Days sales outstanding (DSO) for the quarter decreased to 67 days. The balance owed on LabCorp's term loan was reduced to $445.5 million, from $478.5 million at the end of 2000, and the balance on its $450 million revolving line of credit facility remained at zero.

"Our financial performance continues to be driven by the implementation of our strategic initiatives for growth," said Thomas
P. Mac Mahon, chairman and chief executive officer. "Increases in high-value testing from physicians and managed care companies, as a result of our emphasis on genomic and esoteric testing, have led the way in this expansion."

The Company also announced that its Board has approved a two-for-one stock split, subject to shareholder approval of an increase in the number of authorized shares of common stock. The stock split will be effected by the issuance on June 11, 2001, of a stock dividend of one new share of common stock for each share of common stock held by shareholders of record on June 4, 2001. Shareholders will vote on amending the Company's certificate of incorporation to increase the number of authorized common shares to 265,000,000 at the 2001
Annual Shareholder's Meeting to be held May 24, 2001 in Burlington,
NC. The record date for the annual meeting is April 18, 2001.

A live broadcast of LabCorp's quarterly conference call on April 24, 2001 will be available online at www.labcorp.com or at www.streetevents.com beginning at 9:30 a.m. Eastern Time, with an online rebroadcast continuing through July 15, 2001. The live call at 9:30 a.m. is also available in a listen-only mode by dialing 212-896-6010. A telephone replay of the call will be available through May 1, 2001 and can be heard by dialing 800-633-8284 (858-812-6440 for international callers). The access code for the replay is 184-
85-860.

The first clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 18,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. LabCorp's National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents, and its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.


Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.



- End of Text -

- Table to Follow -


LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                                 (Unaudited)
                                              Three Months Ended
                                                    March 31,
                                             ----------------------
                                                2001         2000
                                             ----------------------
Statement of Operations Data:
Net sales                                    $  525.4     $  462.7
Cost of sales                                   303.8        279.2
Selling, general and administrative             125.0        118.4
Amortization of intangibles and other assets      9.3          7.7
                                              -------      -------
Operating income                                 87.3         57.4
                                              -------      -------
Other (income) expense                           (0.6)        (0.7)
Interest expense                                  8.8         10.5
                                              -------      -------
Earnings before income taxes                     79.1         47.6

Provision for income taxes                      (35.6)       (21.9)
                                              -------      -------
Net earnings                                     43.5         25.7

Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --         14.9
                                              -------      -------
Net income attributable to common
  Shareholders                                $  43.5      $  10.8
                                              =======      =======
Diluted earnings per share                    $   1.24     $   0.75
                                              ========     ========
Weighted-average shares outstanding - diluted    35.2         34.4
                                              =======      =======


                                (Unaudited)
                              Three Months Ended        Year Ended
                                  March 31,             December 31,
                              ------------------        ------------

                                     2001                  2000
                              ------------------        ------------
Balance Sheet Data:
Cash and cash equivalents        $    66.8              $    48.8
Accounts receivable, net             388.7                  368.0
Property, plant & equipment          271.4                  272.8
Intangible assets, net               860.0                  865.7
Other assets                         116.5                  111.6
                                 ---------              ---------
                                 $ 1,703.4              $ 1,666.9
                                 =========              =========

Total bank debt                  $   445.5              $   478.5
Other liabilities                    334.2                  311.0
Redeemable preferred stock              --                     --
Shareholders' equity                 923.7                  877.4
                                 ---------              ---------
                                 $ 1,703.4              $ 1,666.9
                                 =========              =========